

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

<u>Via E-mail</u>
Richard Zirger
Chief Executive Officer
Electric Tractor Corp.
59 Hunter Rd
Niagara on the Lake, ON L0S 1J0
Canada

> **Re: Electric Tractor Corp.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File No. 333-170932**

Dear Mr. Zirger:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   •   Describe how and when a company may lose emerging growth company status;

   •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   •   State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 6

We must remain in compliance with our reporting requirements, page 9

2.   Please revise to reflect the fact that you are not yet listed on the OTC Bulletin Board and there is no guarantee that you will be.

Selling Stockholder, page 10

3.   Please revise to describe the transaction in which the selling stockholders acquired their shares.

4.   Please revise to include the names of the selling shareholders in the registration statement, rather than referring to an exhibit.

5.   Please revise the second and fourth columns to reflect the fact that the ownership percentages in each case will be more than 0.

6.   Please revise to reflect the fact that all of the selling shareholders may be deemed underwriters.

Description of Securities to be Registered, page 12

7.   Please disclose the number of shares that could be sold pursuant to Rule 144 and the number of shares that you have agreed to register for sale by security holders. Add any appropriate risk factors.

Description of Business, page 13

8.   Revise here and in your summary section to provide a clear picture of the steps you anticipate you will need to take in order to generate revenue. Please clearly describe the capital needed to complete each step and expected timelines. In addition, identify expected sources of capital for each step.

9.   Please provide the information required by Regulation S-K Item 101(h)(5).

10.   Refer to the first sentence in the sixth paragraph on page 14. Please describe how and where your product is expected to be manufactured. Please disclose whether you mean that the locations identified for the assembly of the tractors are the locations of third-party manufacturers or the locations of manufacturing facilities that you intend to build. Also add appropriate risk factors to highlight your current lack of a manufacturing location or suppliers.

11.   Please revise to explain why Electric Tractor Corporation of Baden, Ontario discontinued producing and selling tractors in 2005 and explain how you expect to overcome any challenges which lead to the discontinuation.

History, page 13

12.   Please disclose when and how you disposed of the assets and liabilities of your plastic recycling business. Also, please disclose what you did to attempt to commercialize the plastic recycling technology and why you ceased attempts to commercialize this part of your business.

13.   Please disclose your activities from your date of incorporation until you acquired the plastic recycling business. You also should disclose your activities to the extent there was a gap between the date that you exited the recycling business and entered the tractor business.

14.   Please clarify to explain why you have been unable to commercialize your product despite having owned the intellectual property for almost three years.

The Marketplace, page 14

15.   With regard to the data you cite in your prospectus, please tell us:

- How you confirmed that the data reflects the most recent available information;
- Whether you paid for the compilation of the data;
- Whether the data was prepared for use in the registration statement; and
- Whether the authors of the data consented to your use of it in the registration statement.

16.   Where you elect to refer to internet addresses, such as in the footnotes on page 15, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

Competition, page 15

17.   Please provide us objective support for your statements in this section regarding the characteristics of your potential products, including those regarding quietness, "environmentally friendly," lack of emissions, "quick attachment changes," and lack of heat or vibrations to the driver.

18.   Please disclose the information required by Regulation S-K Item 101(h)(4)(xi).

Management's Discussion and Analysis . . ., page 16

Results of Operations, page 17

19.   Please revise to provide analysis that compares and contrasts the results of operations for the interim and annual periods presented in your filing. Refer Item 303 of Regulation S-K, as applicable to smaller reporting companies.

Plan of Operation, page 18

20.   We note your disclosure that you expect to pay $30,000 per month for drive motors after a single initial payment of $20,000. Please tell us for how many months you expect to pay $30,000.

21.   In the last paragraph, please disclose that the auditor's report raises substantial doubt about your ability to continue as a going concern and describe the potential adverse effect on your business.

22.   In an appropriate section of your document, please disclose the identity of the CFO mentioned in the last sentence on page 18.

Directors and Executive Officers, page 19

23.   We note your disclosure on page 16 that your employees include your "CEO, and two Executives." Please revise your table on page 19 to disclose the two executives other than your CEO.

24.   We note that your table on page 19 lists Mr. Carr as President, while on page 20 you refer to Mr. Carr as both President and Director. Please revise for consistency.

Transactions with Related Persons . . ., page 23

25.   Please provide the disclosure required by Regulation S-K Item 404(c)(1)(ii).

26.   We note your references on pages 7, 17, and F-10 to loans advanced from shareholders and officers. Please disclose the information required by Regulation S-K Item 404(d).

Financial Statements, page F-1

27.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-2

28.   Please tell us where you have filed Exhibit 10.1.

Exhibit 23.1

29.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the your next amendment.

Signatures, page II-6

30.   Please indicate below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal financial officer. Refer to Section 6(a) of the Securities Act and Instruction 1 to the Form S-1 Signatures page.

31.   It appears that your Board of Directors consists of two persons, Messrs. Zirger and Carr. Please include the signatures of at least a majority of your directors in accordance with Section 6(a) of the Securities Act and Instruction 1 to the Form S-1 Signatures page.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Jonathan D. Leinwand, Esq.
        Jonathan D. Leinwand, P.A.